Luckycom Inc.
Level 8, Two Exchange Square,
8 Connaught Place , Central , Hong Kong
(852) 3798 2688

February 19, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Pamela Howell

Re:           Luckycom Inc.
Registration Statement on Form S-1/A
Filed January 10, 2014
File No. 333-187874

Dear Ms. Howell:

I write on behalf of Luckycom Inc., (the “Company”) in response to Staff’s letter of January 17, 2013, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed January 10, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Prospectus Summary, page 4

1. We reissue comment one from our letter dated October 25, 2013. Please remove the references to specific agencies you plan to provide supplies given the current lack of an application, lack of prequalification to sell, no negotiations or agreements with these entities and a current lack of funding. Remove similar references throughout the prospectus.

In response to this comment, the Company removed all references to specific agencies that the Company plans to provide supplies to.

Description of Business, page 19

2. Please provide the basis for the statements added regarding artemisinin on page 21.

In response to this comment, the Company added the disclosures about artemisinin by way of background to inform the reader concerning the drug in general.  The Company has deleted this information as it was extraneous. The Company revised its overview of Malaria from information recently published in December 2013 by the WHO.   The Company believes this background information is satisfactory to inform the reader about Malaria and drugs used to combat the disease.  The Company has provided citations for its factual assertions as requested.

3. Please disclose your response to comment two from our letter dated October 25, 2013 in the prospectus. In addition, reconcile the reference to conducting studies by July 2014 with your response, which refers to October 2014. Also, please provide additional disclosure regarding the estimated time frame for completing these studies.

In response to this comment, the Company already included that disclosure in the Prospectus under the section titled “Preliminary Activities before Applying for the Prequalification Program” in the eleventh paragraph.  The Company has updated the disclosure to refer to October 2014. Company disclosed that it hopes to start the prequalification process in October 2014 and it could take 2 to 3 years to complete the process, which includes the time needed for studies. The Company has no more information available to supplement the disclosure.

4. Please provide the basis for the statement that Luckycom Pharma “has improved all key artemisinine ACT & compound formulas” or remove. We note that Luckycom Pharma has not sold any of its drugs commercially in any jurisdiction. Also, provide the basis for your statement that you believe you will be able to prequalify with the WHO.

In response to this comment, the Company removed the statement that Luckycom Pharma “has improved all key artemisinine ACT & compound formulas.”  The Company believes that it will be able to prequalify with the WHO because, as noted in the Prospectus, through Luckycom Pharma, the Company has some knowledge in antimalarial drugs.  In addition, the ACT that the Company will seek to prequalify, Artesunate-Amodiaquine, has already been prequalified under WHO standards by other firms, and thus, bioequivalence studies will be available in the process unlike other ACTs. While this is no guarantee, this along with a plan to hire a consultant to provide further assistance is sufficient to form a belief that it can be done.  The Company provided a detailed risk factor of the risks associated with not prequalifying.

5. We reissue comment three from our letter dated October 25, 2013. Please provide a more detailed analysis of the preliminary activities to be completed prior to applying for prequalification. In addition, please revise to provide clear disclosure of your estimated timing and costs of the preliminary steps necessary before you apply for prequalification and any additional activities conducted during the prequalification process.

In response to this comment, the Company fully responded to this comment in its last amended registration statement to the best of its ability.  The Company has no further information to supplement the disclosure. The Company believes that it has detailed the preliminary activities and application process with as much detail as possible in its filings. These activities include:

1.	Hiring a regulatory affairs consultant;
2.	Working with a manufacturer with UK-MHRA/US-FDA complaint facilities;
3.	Working with antimalarial drug API suppliers that are WHO-Geneva approved; and
4.	Working through CRO, GCP and GLP activities, manufacturing drugs samples, preparing drug dossiers and bioequivalent studies, and establishing contacts with international distributors.

The Company refers you to the section titled, “Management's Discussion and Analysis of Financial Position and Results of Operations” for the details on the activities, costs, and other information about the steps it will take.  This information is also contained in the sections titled, “Preliminary Activities before Applying for the Prequalification Program” and “Steps of the Prequalification Program.” As stated in the prospectus, the Company will rely on the regulatory affairs consultant for more guidance through the entire process and to fill in the gaps as to how to best go about preparing for prequalification and the application process. As such, the Company has provided all the information currently available to execute its business plan.

6. We note your response to comment four from our letter dated October 25, 2013. Please provide additional disclosure of any additional reasons that few firms get to participate in the international public tenders and discuss any impact these may have upon your ability to qualify.

In response to this comment, the Company revised its disclosures to provide the reasons and the sources for why there are few firms participating in the international tenders of antimalarial based medicines.  This information is contained in the section titled “Our Business Strategy.”

The Company also provided analysis of the potential impact these reasons have on its ability to prequalify with the WHO.  This information is also contained in the section titled “Our Business Strategy.”

7. We partially reissue comment seven from our letter dated October 25, 2013. Please provide additional disclosure of the further testing and additional refinements of your medicine and your estimates of the anticipated costs and time period needed to develop such medicines and receive approval under the prequalification program of the WHO.

In response to this comment, the Company does not currently have that information. The Company will need to retain a consultant, and contract with an API manufactures and an MHRA-UK approved drug manufacturer to manufacture the samples, finish the bioequivalent and bioavailability studies and prepare the dossier and then submit the Expression of Interest to the WHO. All these steps will uncover what additional testing and refinements will be needed for the Company’s drug, Consunate. The Company hopes to have more information as it moves through the process.

Financial Statements, page 32

8. Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X. Please also provide a current consent of the independent accountant as necessary.

In response to this comment, the Company updated its financials accordingly.

Interim Financial Statements for the Three and Six Months Ended August 31, 2013
Note 5 – Related Party Transactions, page F-6

9. Your disclosures at page 4 indicate that your purchase of Cosunate from Lucky Pharma on July 3, 2013 was a related party transaction. However, we note you have not included disclosure of the transaction in your related party footnote. Please revise to include a discussion of this arrangement to comply with FASB ASC Topic 850

In response to this comment, the Company included the transaction in Note 5 to the November 30, 2013 financial statements.
Management’s Discussion and Analysis, page 33

10. We note your response to comment ten from our letter dated October 25, 2013. Please reconcile the estimated expenses in your response with the disclosure in this section. In addition, please add the information regarding the CEO’s salary to the disclosure in this section. Please disclose the estimated costs of developing the sales, marketing and distribution channels. Indicate whether additional financing would be required to support these post-qualification operations. Discuss your plans regarding obtaining additional financing.

In response to this comment, the Company changed $300,000 to $308,500 throughout the Prospectus.  The Company included the CEO’s salary in the last amended registration statement. The Company has not estimated the costs of developing the sales, marketing and distribution channels, and explained that these activities will happen further down the road. The Company’s focus for the next twelve months is to prepare for the prequalification program. The Company intends to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital, or other cash requirements. The Company does not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Certain Relationships and Related Party Transactions, page 42

11. Please update the disclosure in this section as of the most recent financial statements.

In response to this comment, the Company updated the disclosure as requested.

Kingrich Lee